As filed with the Securities and Exchange Commission on December 28, 2018

Securities Act File No. 333-225633

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK LARGE CAP SERIES FUNDS, INC.

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, DE 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BlackRock Large Cap Series Funds, Inc.

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

Frank P. Bruno, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Benjamin Archibald, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Common Stock.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

Master Large Cap Series LLC has also executed this Registration Statement.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-225633) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Proxy Statement filed on August 15, 2018 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Dechert LLP, tax counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of State Farm Equity Fund, a series of State Farm Mutual Fund Trust, into BlackRock Advantage Large Cap Core Fund, a series of BlackRock Large Cap Series Funds, Inc.

PART C. OTHER INFORMATION

Item 15. Indemnification.

Reference is made to Article V of the Registrant’s Charter, Article IV of the Registrant’s By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of each Distribution Agreement.

Article IV of the By-Laws provides as follows:

(a) The Registrant hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Registrant (each such person being an “Indemnitee”) to the full extent permitted under applicable law against any and all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and legal fees and expenses reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while acting in any capacity set forth in this Article IV by reason of having acted in any such capacity, whether such liability or expense is asserted before or after service, except with respect to any matter as to which such person shall not have acted in good faith in the reasonable belief that his or her action was in the best interest of the Registrant or, in the case of any criminal proceeding, as to which such person shall have had reasonable cause to believe that the conduct was unlawful; provided, however, that no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Notwithstanding the foregoing, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) The Registrant shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder, to the full extent permitted under applicable law, only if the Registrant receives a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking by the Indemnitee to reimburse the Registrant if it shall ultimately be determined that the standards of conduct necessary for indemnification have not been met. In addition, at least one of the following conditions must be met: (i) the Indemnitee shall provide adequate security for his or her undertaking, (ii) the Registrant shall be insured against losses arising by reason of any lawful advances or (iii) a majority of a quorum of the Independent Non-Party Directors, or if such quorum is not obtainable or even if obtainable, if a majority vote of such quorum so direct, Special Counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the Indemnitee ultimately will be found entitled to indemnification.

(e) The rights accruing to any Indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under the Charter, these Bylaws or any statute, insurance policy, agreement, vote of Shareholders or Independent Directors or any other right to which such person may be lawfully entitled.

(f) Subject to any limitations provided by the 1940 Act and the Charter, the Registrant shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Registrant or serving in any capacity at the request of the Registrant to the full extent permitted for corporations organized under the corporations laws of the state in which the Registrant was formed, provided that such indemnification has been approved by a majority of the Directors.

(g) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of a Director, advisory board member or officer of the Registrant existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Exhibit Number

1(a)	Articles of Incorporation of the Registrant, filed October 20, 1999.(a)

(b)	Articles Supplementary Classifying Shares of Authorized Capital Stock and Creating an Additional Class of Common Stock dated December 9, 2002.(b)

(c)	Articles of Amendment to Articles of Incorporation of the Registrant, dated March 21, 2003, redesignating certain classes of common stock.(c)

(d)	Form of Articles Supplementary.(d)

(e)	Form of Articles of Amendment Reclassifying Shares of Authorized Capital Stock.(j)

Exhibit Number

(f)	Form of Articles of Amendment changing the name of the Corporation to BlackRock Large Cap Series Funds, Inc.(j)

(g)	Form of Articles Supplementary to Articles of Incorporation Increasing the Authorized Capital Stock and Reclassifying Shares of Authorized Common Stock.(k)

(h)	Form of Articles Supplementary to Articles of Incorporation Increasing the Authorized Capital Stock and Reclassifying Shares of Authorized Common Stock.(q)

(i)	Form of Certificate of Correction.(n)

(j)	Form of Articles Supplementary.(n)

(k)	Form of Articles of Amendment.(x)

(l)	Articles of Amendment.(v)

(m)	Articles Supplementary.(h)

2	Amended and Restated By-Laws of the Registrant, effective as of December 3, 2008.(i)

3	None.

4	Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Proxy Statement.

5	Portions of the Articles of Incorporation and By-Laws of the Registrant defining the rights of holders of shares of common stock of the Registrant.(e)

6(a)	Form of Investment Management Agreement between the Registrant, on behalf of BlackRock Event Driven Equity Fund (formerly known as BlackRock Large Cap Core Plus Fund) (“Event Driven Equity Fund”), and BlackRock Advisors, LLC (“BlackRock”).(o)

(b)	Amendment No. 1 to the Investment Management Agreement between the Registrant, on behalf of Event Driven Equity Fund, and BlackRock.(v)

(c)	Form of Sub-Advisory Agreement between BlackRock and BlackRock Investment Management, LLC (“BIM”) with respect to Event Driven Equity Fund.(o)

7	Form of Unified Distribution Agreement between the Registrant and BlackRock Investments, LLC (formerly known as BlackRock Investments, Inc.) (“BRIL”).(r)

8	None.

9(a)	Form of Special Custody Account Agreement among the Registrant on behalf of Event Driven Equity Fund, Brown Brothers Harriman & Co. and Morgan Stanley & Co. Incorporated.(p)

(b)	Form of Prime Broker Margin Account Agreement between the Registrant on behalf of Event Driven Equity Fund and Morgan Stanley & Co. Incorporated.(p)

10(a)	Form of Investor A Distribution Plan.(r)

Exhibit Number

(b)	Form of Investor C Distribution Plan.(r)

(c)	Form of Class R Distribution Plan.(r)

(d)	Form of Service Shares Distribution Plan.(t)

(e)	Amended and Restated Plan pursuant to Rule 18f-3.(f)

11	Opinion of Miles & Stockbridge P.C. as to the legality of the securities being registered.(aa)

12	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.*

13(a)	Form of Transfer Agency and Shareholder Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”).(l)

(b)	Form of Administration Agreement between the Registrant and BlackRock with respect to BlackRock Large Cap Focus Growth Fund (formerly known as BlackRock Large Cap Growth Fund) (“Large Cap Focus Growth Fund”), BlackRock Advantage Large Cap Value Fund (formerly known as BlackRock Large Cap Value Fund) (“Advantage Large Cap Value Fund”) and BlackRock Advantage Large Cap Core Fund (formerly known as BlackRock Large Cap Core Fund) (“Advantage Large Cap Core Fund”).(j)

(c)	Form of Administration and Accounting Services Agreement between Registrant and BNY Mellon.(m)

(d)	Form of Fifth Amended and Restated Credit Agreement between the Registrant, on behalf of Event Driven Equity Fund, and a syndicate of banks.(u)

(e)	Form of Eighth Amended and Restated Expense Limitation Agreement by and between Registrant and BlackRock.(w)

(f)	Form of Fourth Amended and Restated Securities Lending Agency Agreement between the Registrant and BIM.(y)

(g)	Form of Shareholders’ Administrative Services Agreement between the Registrant, on behalf of Large Cap Focus Growth Fund, Advantage Large Cap Value Fund and Advantage Large Cap Core Fund, and BlackRock Advisors, LLC.(s)

(h)	Form of Amended Accounting Support Services Agreement between the Registrant and BlackRock Advisors, LLC with respect to Event Driven Equity Fund.(g)

14(a)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of State Farm Equity Fund.(aa)

(b)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of iShares MSCI EAFE International Fund and iShares Russell 2000 Small-Cap Index Fund, each a series of BlackRock Index Funds, Inc., BlackRock Advantage Small Cap Core Fund and BlackRock Advantage International Fund, each a series of BlackRock FundsSM and BlackRock Advantage Large Cap Core Fund, a series of the Registrant.(aa)

Exhibit Number

15	None.

16(a)	Power of Attorney, dated November 10, 2017, for Susan J. Carter, Collette Chilton, Neil A. Cotty, Rodney D. Johnson, Cynthia A. Montgomery, Joseph P. Platt, Robert C. Robb, Jr., Mark Stalnecker, Kenneth L. Urish, Claire A. Walton, Frederick W. Winter and John M. Perlowski.(z)

(b)	Power of Attorney, dated February 22, 2018, for Robert Fairbairn.(z)

17	None.

*	Filed herewith.
(a)	Filed on October 20, 1999 as an Exhibit to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 333-89389) (the “Registration Statement”).
(b)	Filed on December 31, 2002 as an Exhibit to Post-Effective Amendment No. 4 to the Registration Statement.
(c)	Filed on February 27, 2004 as an Exhibit to Post-Effective Amendment No. 6 to the Registration Statement.
(d)

Incorporated by reference to an Exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (File No. 333-133899), filed on June 15, 2006.

(e)

Reference is made to Article II, Article IV, Article V (sections 2, 3, 4, 6, 7 and 8), Article VI, Article VII and Article IX of the Registrant’s Articles of Incorporation, as amended and supplemented, filed as Exhibit (1) to the Registration Statement, and to Article I, Article II (sections 2, 3, 4 and 5), Article IV (sections 1, 2, and 5) and Article V (sections 4 and 5) of the Registrant’s Amended and Restated By-Laws filed as Exhibit (2) to the Registration Statement.

(f)	Incorporated by reference to Exhibit 14 of Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed November 30, 2018.
(g)

Incorporated by reference to Exhibit 8(g) to Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A of BlackRock Natural Resources Trust (File No. 2-97095), filed on November 24, 2015.

(h)	Filed on January 25, 2018 as an Exhibit to Post-Effective Amendment No. 58 to the Registration Statement.
(i)	Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A of BlackRock Index Funds, Inc. (File No. 333-15265), filed on April 30, 2009.
(j)	Filed on September 22, 2006 as an Exhibit to Post-Effective Amendment No. 10 to the Registration Statement.

(k)	Filed on April 19, 2007 as an Exhibit to Post-Effective Amendment No. 12 to the Registration Statement.
(l)	Incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.
(m)

Incorporated by reference to Exhibit 8(g) to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of BlackRock Capital Appreciation Fund, Inc. (File No. 33-47875), filed on January 28, 2013.

(n)	Filed on July 3, 2007 as an Exhibit to Post-Effective Amendment No. 15 to the Registration Statement.
(o)	Filed on August 7, 2007 as an Exhibit to Post-Effective Amendment No. 16 to the Registration Statement.
(p)	Filed on October 5, 2007 as an Exhibit to Post-Effective Amendment No. 18 to the Registration Statement.
(q)	Filed on May 25, 2007 as an Exhibit to Post-Effective Amendment No. 13 to the Registration Statement.
(r)

Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (formerly known as BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

(s)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 450 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on April 29, 2015.
(t)	Filed on February 27, 2009 as an Exhibit to Post-Effective Amendment No. 20 to the Registration Statement.
(u)	Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 23, 2018.
(v)	Filed on October 26, 2017 as an Exhibit to Post-Effective Amendment No. 52 to the Registration Statement.
(w)	Incorporated by reference to Exhibit 8(f) of Post-Effective Amendment No. 736 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on September 28, 2017.
(x)	Filed on January 26, 2017 as an Exhibit to Post-Effective Amendment No. 42 to the Registration Statement.
(y)	Incorporated by reference to Exhibit 8(i) to Post-Effective Amendment No. 808 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 25, 2018.
(z)	Filed on June 14, 2018 as an Exhibit to Registrant’s Registration Statement on Form N-14.

(aa)	Filed on August 14, 2018 as an Exhibit to Registrant’s Registration Statement on Form N-14.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

BLACKROCK LARGE CAP SERIES FUNDS, INC. (REGISTRANT) ON BEHALF OF BLACKROCK ADVANTAGE LARGE CAP CORE FUND

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski, President and Chief Executive Officer)

As required by the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Director, President and Chief Executive Officer (Principal Executive Officer)	December 28, 2018
(John M. Perlowski)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal Financial And Accounting Officer)	December 28, 2018
(Neal J. Andrews)

SUSAN J. CARTER*	Director
(Susan J. Carter)

COLLETTE CHILTON*	Director
(Collette Chilton)

NEIL A. COTTY*	Director
(Neil A. Cotty)

RODNEY D. JOHNSON*	Director
(Rodney D. Johnson)

CYNTHIA A. MONTGOMERY*	Director
(Cynthia A. Montgomery)

JOSEPH P. PLATT*	Director
(Joseph P. Platt)

ROBERT C. ROBB, JR.*	Director
(Robert C. Robb, Jr.)

MARK STALNECKER*	Director
(Mark Stalnecker)

KENNETH L. URISH*	Director
(Kenneth L. Urish)

CLAIRE A. WALTON*	Director
(Claire A. Walton)

Signature	Title	Date

FREDERICK W. WINTER*	Director
(Frederick W. Winter)

ROBERT FAIRBAIRN*	Director
(Robert Fairbairn)

*By:	/S/ BENJAMIN ARCHIBALD	December 28, 2018
(Benjamin Archibald, Attorney-In-Fact)

SIGNATURES

Master Large Cap Series LLC has duly caused this Post-Effective Amendment to the Registration Statement of BlackRock Large Cap Series Funds, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 28, 2018.

MASTER LARGE CAP SERIES LLC (REGISTRANT) ON BEHALF OF MASTER ADVANTAGE LARGE CAP CORE PORTFOLIO

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski,
President and Chief Executive Officer)

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement of BlackRock Large Cap Series Funds, Inc. has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Director, President and Chief Executive Officer (Principal Executive Officer)	December 28, 2018
(John M. Perlowski)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal Financial and Accounting Officer)	December 28, 2018
(Neal J. Andrews)

SUSAN J. CARTER*	Director
(Susan J. Carter)

COLLETTE CHILTON*	Director
(Collette Chilton)

NEIL A. COTTY*	Director
(Neil A. Cotty)

RODNEY D. JOHNSON*	Director
(Rodney D. Johnson)

CYNTHIA A. MONTGOMERY*	Director
(Cynthia A. Montgomery)

JOSEPH P. PLATT*	Director
(Joseph P. Platt)

ROBERT C. ROBB, JR.*	Director
(Robert C. Robb, Jr.)

MARK STALNECKER*	Director
(Mark Stalnecker)

KENNETH L. URISH*	Director
(Kenneth L. Urish)

CLAIRE A. WALTON*	Director
(Claire A. Walton)

Signature	Title	Date

FREDERICK W. WINTER*	Director
(Frederick W. Winter)

ROBERT FAIRBAIRN*	Director
(Robert Fairbairn)

*By:	/S/ BENJAMIN ARCHIBALD	December 28, 2018
(Benjamin Archibald, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description

12	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Proxy Statement.